Terra Tech Corp. TRTC 4700 Von Karman Ave. Newport Beach, CA 92660 Phone: 855.447.6967 E-mail: derek@terratechcorp.com Web: www.terratechcorp.com

October 6, 2014

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance – Mail Stop 6010
Washington, DC 20549

Re:	Terra Tech Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed September 12, 2014 File No. 333-198010

Dear Ms. Ravitz:

Terra Tech Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 2, 2014 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-198010) (the “Registration Statement”) filed with the Commission on September 12, 2014.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response. In addition, we have simultaneously filed Amendment No. 2 to the Registration Statement. In addition to the revisions below, Amendment No. 2 to the Registration Statement also contains such revisions as are necessary to update the disclosures therein based on the new filing date.

Use of Proceeds, page 9

1. Please revise to make clear how much additional capital you will need to raise in order to satisfy all of the capital needs indicated.

Response: Amendment No. 2 to the Registration Statement revises our disclosure in order to clarify that, with respect to MediFarm, MediFarm I, and MediFarm II, the amount disclosed is additional capital required.

Selling Stockholder, page 23

2. Please explain your disclosure that this prospectus permits “secondary trading of our Common Stock.” While sales of securities made pursuant to an effective registration statement are registered transactions, it appears that your statement is inappropriately broadening the effect of such registration. Please revise or advise.

Response: Amendment No. 2 to the Registration Statement revises such disclosure by deleting the referenced sentence.

3. Your chart should reflect ownership based upon the number of shares the holder has a right to acquire within 60 days. Please revise.

Response: Amendment No. 2 to the Registration Statement provides a revised selling stockholder chart and reflects the number of shares the selling stockholder has the right to acquire within 60 days.

We acknowledge that:

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at (855) 447-6967 or our counsel, Randy Katz of BakerHostetler at (714) 966-8807.

Sincerely,

Derek Peterson
Chief Executive Officer